OPTINOSE, INC. INCENTIVE COMPENSATION RECOVERY POLICY

(Adopted and approved on September 5, 2023, and effective as of October 1, 2023)
1. Purpose
Optinose, Inc. (collectively with its subsidiaries, the “Company”) is committed to promoting high standards of honest and ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, the Company has adopted this Incentive Compensation Recovery Policy (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the ”Exchange Act”) and explains when the Company will be required to seek recovery of Incentive Compensation awarded or paid to a Covered Person. Please refer to Exhibit A attached hereto for the definitions of capitalized terms used throughout this Policy.

2. Miscalculation of Financial Reporting Measure Results
In the event of a Restatement, the Company will seek to recover, reasonably promptly, all Recoverable Incentive Compensation from a Covered Person. Such recovery will be made without regard to any individual knowledge or responsibility related to the Restatement. Notwithstanding the foregoing, if the Company is required to undertake a Restatement, the Company will not be required to recover the Recoverable Incentive Compensation if the Compensation Committee determines it is Impracticable.

3. Other Actions
The Compensation Committee may, subject to applicable law, seek recovery in the manner it chooses, including by seeking reimbursement from the Covered Person of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or canceling unvested stock.

4. No Indemnification or Reimbursement
Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company or any of its affiliates indemnify or reimburse a Covered Person for any loss under this Policy and in no event will the Company or any of its affiliates pay premiums on any insurance policy that would cover a Covered Person’s potential obligations with respect to Recoverable Incentive Compensation under this Policy.

5. Administration of Policy
The Compensation Committee will have full authority to administer this Policy. The Compensation Committee will, subject to the provisions of this Policy and Rule 10D-1 of the Exchange Act, and the Company’s applicable exchange listing standards, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Compensation Committee will be final, binding and conclusive.

Except where an action is required by Section 10D of the Exchange Act, Rule 10D-1of the Exchange Act or the Company’s applicable exchange listing standards to be determined in a different manner, the Board may act to have the independent directors of the Board administer this Policy in place of the Compensation Committee in any particular instance.

6. Other Claims and Rights

Recovery of Recoverable Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company or any of its affiliates to pursue disciplinary, legal or other action or pursue any other remedies available to it. This Policy shall be in addition to, and is not intended to limit, any rights of the Company or any of its affiliates to recover Incentive Compensation from Covered Persons under other applicable laws and regulations or under any other legal remedy available to it, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or pursuant to the terms of any other Company policy, Company compensation plan, employment agreement, equity award agreement, or similar agreement with a Covered Person.

7. Acknowledgement by Covered Persons; Condition to Eligibility for Incentive Compensation
The Company will provide notice and seek acknowledgement of this Policy from each Covered Person, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Effective Date, the Company must be in receipt of a Covered Person's acknowledgement as a condition to such Covered Person’s eligibility to receive Incentive Compensation.

8. Amendment; Termination
The Board or the Compensation Committee may amend or terminate this Policy at any time.

9. Effectiveness
Except as otherwise determined in writing by the Compensation Committee, this Policy will apply to any Incentive Compensation that is Received by a Covered Person on or after the Effective Date. This Policy will survive and continue notwithstanding any termination of a Covered Person’s employment with the Company and its affiliates.

10. Successors
This Policy shall be binding and enforceable against all Covered Persons and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

Exhibit A
DEFINITIONS

“Applicable Period” means the three completed fiscal years of the Company immediately preceding the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that a Restatement is required or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The “Applicable Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence.

“Board” means the Board of Directors of the Company.

“Compensation Committee” means the Company’s committee of independent directors responsible for executive compensation decisions.

“Covered Person” means the Company’s Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, any other person who performs similar policy-making functions for the Company, and any other employee who may from time to time be deemed subject to this Policy by the Committee (with advance notice to the employee). For purposes of the foregoing, designation by the Board as an “executive officer” for purposes of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended, shall constitute designation as a Covered Person under this Policy.

"Effective Date" means October 1, 2023.

“Financial Reporting Measure” means (i) a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such measures, or (ii) the Company’s stock price and/or total shareholder return.

“Impracticable.” The Compensation Committee may determine in good faith that recovery of Recoverable Incentive Compensation is “Impracticable” if: (i) pursuing such recovery would violate home country law of the jurisdiction of incorporation of the Company where that law was adopted prior to November 28, 2022 and the Company provides an opinion of home country counsel to that effect acceptable to the Company’s applicable listing exchange; (ii) the direct expense paid to a third party to assist in enforcing this Policy would exceed the Recoverable Incentive Compensation and the Company has (A) made a reasonable attempt to recover such amounts and (B) provided documentation of such attempts to recover to the Company’s applicable listing exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.

“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation does not include any base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal); bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and equity awards that vest solely based on the passage of time and/or attaining one or more non-Financial Reporting Measures. Incentive Compensation subject to this Policy may be provided by the Company or subsidiaries or affiliates of the Company.

“Received” Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Recoverable Incentive Compensation” means the amount of any Incentive Compensation (calculated on a pre-tax basis) received by a Covered Person during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement. For the avoidance of doubt, Recoverable Incentive Compensation does not include any Incentive Compensation Received by a person (i) before such person began service in a position or capacity meeting the definition of a Covered Person, (ii) who did not serve as a Covered Person at any time during the performance period for that Incentive Compensation, or (iii) during any period the Company did not have a class of its securities listed on a national securities exchange or a national securities association. For Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount will be determined by the Compensation Committee based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received (in which case, the Company will maintain documentation of such determination of that reasonable estimate and provide such documentation to the Company’s applicable listing exchange).

“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, regardless of whether the Company or Covered Person misconduct was the cause for such restatement. For the avoidance of doubt, a restatement resulting solely from any one or more of the following is not an Accounting Restatement: retrospective application of a change in generally accepted accounting principles; retrospective revision to reportable segment information due to a change in the structure of an issuer’s internal organization; retrospective reclassification due to a discontinued operation; retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; retrospective adjustment to provisional amounts in connection with a prior business combination; and retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

OPTINOSE, INC. INCENTIVE COMPENSATION RECOVERY POLICY
ACKNOWLEDGEMENT

I acknowledge receipt and understanding of the OptiNose, Inc. Incentive Compensation Recovery Policy (the “Policy”), a copy of which is attached to this Acknowledgement and all the terms and requirements within.

I acknowledge that I have been designated as a “Covered Person” as defined in the Policy.

I further acknowledge and agree that any Incentive Compensation (as defined in the Policy) granted, awarded, earned or paid to me shall be subject to the Policy and that all such Incentive Compensation shall be subject to recovery under the Policy.

I further acknowledge and agree that any applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me by OptiNose, Inc. or any of its subsidiaries or affiliates (the “Company”) shall be deemed to include the restrictions imposed by the Policy and shall be deemed to incorporate it by reference. In the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me, the terms of the Policy shall govern unless the terms of such other agreement or other document would result in a greater recovery by the Company.

I further agree that in the event it is determined by the Company that any Incentive Compensation amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company under the Policy, that I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement to the Company.

I further acknowledge and agree that, notwithstanding any indemnification agreement or other arrangement between the Company and me, the Company shall not indemnify me against, or pay the premiums for any insurance policy to cover, losses incurred under the Policy.

By my signature, I acknowledge that my employment with OptiNose, Inc.is at will, and that nothing in this policy is intended to constitute a contract of employment, express or implied.